                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)



                            Cummins Engine Co., Inc.
                            ------------------------
                                (Name of Issuer)


                            Common Stock, $2.50 Par
                            -----------------------
                         (Title of Class of Securities)


                                   231021106
                                   ---------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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-----------------------
 CUSIP NO.  231021106                 13G
-----------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Northern Trust Co. 36-1561860

      Northern Trust Corporation 36-2723087

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Northern Trust Corporation--a Delaware corporation with principal offices in Chicago, Illinois

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                          SOLE VOTING POWER
                     5
     NUMBER OF            78,540

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,200
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             46,140

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          200
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      82,240

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
      Not Applicable

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      .21

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      TYPE OF REPORTING PERSON
12
      Northern Trust Corporation HC

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

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934

Check the following box if a fee is being paid with statement [_].


Item 1  (a)  Name of Issuer: Cummins Engine Co., Inc.



Item 1  (b)  Address of Issuer's Principal Executive Offices:
             500 Jackson, Columbus, Inc. 47202-3005

Item 2  (a)  Name of Person Filing: Northern Trust Corporation


Item 2  (b)  Address of Principal Business Office:
             50 South LaSalle Street, Chicago, Illinois 60675

Item 2  (c)  Citizenship: U.S. (Delaware Corporation)


Item 2  (d)  Title of Class of Securities: Common Stock, $2.50 Par


Item 2  (e)  CUSIP Number: 231021106


Item 3. This statement is filed by Northern Trust Corporation as a Parent Holding Company in accordance with S240.13d-1(b)(1)(ii)(G).

Item 4. Ownership.

        (a)  Amount Beneficially Owned:  82,240

        (b)  Percent of Class:  .21

        (c)  Number of shares as to which each person has:

             (i)   sole power to vote or to direct the vote
                   78,540

             (ii)  shared power to vote or to direct the vote
                   1,200

             (iii) sole power to dispose or to direct the disposition
                   of 46,140

             (iv) shared power to dispose or to direct the disposition of 200

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:










Item 7. Parent Holding Company reporting on behalf of the following subsidiaries, all of which are banks as defined in Section 3(a)(6) of the Act:

         The Northern Trust Company
         50 South LaSalle Street
         Chicago, IL 60675





Item 8.  Identification and Classification of Members of the Group.

                                Not Applicable.


Item 9.  Notice of Dissolution of Group.

                                Not Applicable.

Item 10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       NORTHERN TRUST CORPORATION


                                       By: Perry R. Pero
                                           -------------

DATED: 1-10-97                         As its: Sr. Executive Vice President
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